United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2018

Vale S.A.

Praia de Botafogo 186, 7th to 19th floor,

22250-145, Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Final Summary Statement

RESOLUTIONS

RESOLUTION	Approve	Reject	Abstain
1. Evaluation of management’s report and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2017	3,725,559,422	1,206,947	629,620,267
2. Proposal for the allocation of profits for the year 2017, and the consequent approval of Vale’s Capital Budget, for the purposes of Article 196 of Law 6,404/1976	3,980,766,666	591,985	375,027,984
3. Ratify of nomination of effective member of the Board of Directors	2,923,604,222	740,580,199	692,202,214
4.Election of the members of the Fiscal Council (Controlling Group)	3,885,159,812	5,289,944	458,530,020
4A. Robert Juenemann (Principal)/ Patricia Valente (Alternate)	—	—	—
4B. Raphael Manhães (Principal)/ Gaspar Carreira Júnior (Alternate)	6,155,893	—	—
5. If one of the candidates that compose the group fails to integrate it to accommodate the separate election dealt with by arts. 161, paragraph 4, and 240 of Law No. 6,404 of 1976, the votes corresponding to its shares may continue to be assigned to the chosen group?	2,234,579,940	637,951,850	191,289,076
6. Setting the compensation of management and members of the Fiscal Council for the year 2018	2,554,954,253	1,432,492,566	368,939,817
7. Ratify of the annual compensation paid to management and members of the Fiscal Council in the fiscal year 2017	2,787,562,777	897,621,675	671,202,184
Extraordinary Meeting 1. Amendment to Vale’s Bylaws and its consequent restatement	3,968,936,092	2,049,218	390,317,514

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: April 13, 2018		André Figueiredo
Director of Investor Relations